[Simpson Thacher & Bartlett LLP Letterhead]

January 22, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dietrich A. King, Assistant Director

Re:	KeyCorp

Amendment No. 1 to Registration Statement on Form S-4

Filed January 12, 2016

File No. 333-208272

Ladies and Gentlemen:

On behalf of KeyCorp, we hereby submit for your review Amendment No. 2 to the above-referenced Registration Statement of KeyCorp (“Amendment No. 2”), originally filed with the Commission on November 30, 2015, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 2, which have been marked to show changes made to Amendment No. 1 to the Registration Statement of KeyCorp (“Amendment No. 1”) as originally filed, as well as four unmarked copies of Amendment No. 2.

Set forth below is the response of KeyCorp, and where applicable that of First Niagara Financial Group, Inc., to the comment contained in the letter of the Staff of the Commission to KeyCorp, dated January 19, 2016. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our response are references to the page numbers of Amendment No. 1, unless otherwise noted.

Amendment No. 1 filed January 12, 2016

BlackRock Solutions Estimated Valuation and Related Analyses, page 62

1.	Please revise your Registration Statement to include the compensation BlackRock received for the preparation and delivery of its reports as well as the compensation the BlackRock Solutions’ Aladdin business group received in the last two years.

Securities and Exchange Commission

Attention: Dietrich A. King, Assistant Director

Response to Comment No. 1

Amendment No. 1 has been revised to reflect the Staff’s comment. Please see page 67 of Amendment No. 2.

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Please note that KeyCorp has included certain changes to Amendment No. 1 other than those in response to the Staff’s comment.

Please call Lee Meyerson (212-455-3675) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Elizabeth Cooper
Elizabeth Cooper

cc:	Eric Envall

Securities and Exchange Commission

Paul N. Harris, Esq.

KeyCorp

Kristy Berner, Esq.

First Niagara Financial Group, Inc.

H. Rodgin Cohen, Esq., C. Andrew Gerlach, Esq.

Sullivan & Cromwell LLP